UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[FEE REQUIRED]
For the fiscal year ended December 31, 2010.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[NO FEE REQUIRED]
For the transition period from _______________ to _______________
Commission File Number: 1-4639
CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

905 West Boulevard North
CTS Corporation	Elkhart, IN 46514

(Issuer of Securities)	(Address of Principal
Executive Offices)

CTS Corporation Retirement Savings Plan
Index
December 31, 2010 and 2009

*Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

201 N. Illinois Street, Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317.383.4000 Fax 317.383.4200 www.bkd.com
Report of Independent Registered Public Accounting Firm
Plan Administrator
CTS Corporation Retirement Savings Plan
Elkhart, Indiana
We have audited the accompanying statements of net assets available for benefits of CTS Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
As discussed in Note 3, the Plan changed its method of accounting for notes receivable from participants as a result of a new accounting standard, ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.
BKD, llp
Indianapolis, Indiana June 28,
2011
Federal Employer Identification Number: 44-0160260

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

		2009
		(As adjusted —
	2010	see Note 3)
Assets
Investments, at fair value	$101,023,824	$94,387,856

Receivables
Notes receivable from participants	1,993,989	1,870,970
Employer contributions	19,448	—
Employee contributions	49,849	—

Total receivables	2,063,286	1,870,970

Net assets available for benefits	$103,087,110	$96,258,826

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Investment Income
Net appreciation in fair value of investments	$8,135,785
Dividends and interest income on investments	1,741,914

Net Investment Income	9,877,699

Interest on Notes Receivable from Participants	117,663

Contributions
Employer	1,655,981
Employee	3,862,975
Rollovers	293,745

Total Contributions	5,812,701

Other additions	39,396

Total Additions	$15,847,459

Deductions
Benefits paid to participants	$9,001,942
Administrative expenses	17,233

Total Deductions	$9,019,175

Net Increase	$6,828,284

Net assets available for benefits, beginning of year	96,258,826

Net assets available for benefits, end of year	$103,087,110

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 1: Description of the Plan
The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in the Summary Plan Description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.
General
The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participation
In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at any time. Employees hired after July 1, 2008 are automatically enrolled in the Plan after 30 days of continuous service at a contribution level of 3 percent unless the employee elects a different amount. The Plan also allows for automatic deferral escalation of 1 percent annually up to 10 percent.
Contributions
Employees hired prior to April 1, 2006 (non-bargaining unit employees) or prior to July 1, 2008 (bargaining unit employees at the Elkhart IN facility) and all employees of the Moorpark CA, San Jose CA and Tucson AZ facilities may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. The Company makes matching contributions of 50 percent of the participant’s voluntary contribution on the first 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent.
Employees hired after March 31, 2006, other than bargaining unit employees at the Elkhart IN facility and other than employees at the Moorpark CA, San Jose CA and Tucson AZ facilities may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. The Company makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 5 percent. Bargaining unit employees hired at the Elkhart IN facility after June 30, 2008 have this same Company matching contribution.
The Company matching contribution for all employees other than bargaining unit employees at the Elkhart IN facility was suspended beginning with the payroll paid on February 27, 2009. The suspension ended with the payroll paid on January 15, 2010.
The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006 (non-bargaining unit employees) or July 1, 2008 (bargaining unit employees) and who are not employed at the Moorpark CA, San Jose CA, Santa Clara CA or Tucson AZ facilities.
The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, twenty-eight mutual funds and a Company common stock fund as investment options for participants.
Vesting
Participants are immediately vested in their contributions, as well as any Company matching and supplemental contributions, plus actual earnings thereon.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Payment of Benefits
Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled-over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59-1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity.
Participant Accounts
Each participant’s account is credited (charged) with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ non-vested accounts before July 1, 2008 were used to reduce future Company contributions. For the years ended December 31, 2010, there was $67 of non-vested forfeited accounts, which was used to reduce Company contributions. At December 31, 2010 and 2009, $0 and $67, respectively, of non-vested forfeitures were available to reduce future Company contributions.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ account balance.
Note 2: Summary of Significant Accounting Policies
The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:
Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.
Investments
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings.
The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document.
Payment of Benefits
Benefits are recorded when paid.
Expenses of the Plan
Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Note 3: Change in Accounting Principle
During 2010, the Plan adopted the provisions of ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU requires loans to participants to be reported as Notes Receivable from Participants at unpaid principal plus accrued but unpaid interest, instead of being reported as a part of Investments at fair value as they were under previous guidance.
The following financial statement line items for fiscal years 2010 and 2009 were affected by the change in accounting principle.

		2010
	Statement of Net Assets Available for Benefits
	As Computed Under	As Computed Under
	Previous Guidance	ASU 2010-25	Effect of Change

Investments	$103,017,813	$101,023,824	$(1,993,989)
Notes receivable from participants	—	1,993,989	1,993,989
Total receivables	69,297	2,063,286	1,993,989

		2009
	Statement of Net Assets Available for Benefits
	As Previously
	Reported	As Adjusted	Effect of Change

Investments	$96,258,826	$94,387,856	$(1,870,970)
Notes receivable from participants	—	1,870,970	1,870,970
Total receivables	—	1,870,970	1,870,970

		2010
	Statement of Changes in Net Assets Available for Benefits
	As Computed Under	As Computed Under
	Previous Guidance	ASU 2010-25	Effect of Change

Interest	$117,663	$—	$(117,663)
Net investment income	9,995,362	9,877,699	117,663
Interest on notes receivable from participants	—	117,663	117,663
Net assets available for benefit were not affected by the adoption of the new guidance.

Note 4: Administration of the Plan
The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 5: Plan Amendments
Current Plan Year (2010)
The Plan Sponsor ended the temporary suspension of the Company matching contributions that began on February 27, 2009 for all non-bargaining unit employees on January 15, 2010. The Plan was also amended to use the current year method for non-discrimination testing instead of the look-back year method.
Prior Plan Year (2009)
There were two amendments to the Plan during 2009. The first amendment suspended the Company matching contribution beginning with the payroll paid on February 27, 2009. The second amendment updated language in the Plan to comply with updates to the Internal Revenue Code.
Note 6: Investments
The investments reflected in the Statements of Net Assets Available for Benefits represent the majority of assets in the Plan as of December 31, 2010 and 2009. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:

Investments	2010	2009
Vanguard Prime Money Market Fund	$17,028,642	$18,886,848
Mutual Funds:
PIMCO Total Return Fund	10,167,919	9,577,675
American Funds Growth Fund of American R4 Fund	8,573,480	8,347,812
American Funds Fundamental R4 Fund	7,715,270	7,532,204
GAMCO Growth Fund; Class AAA	6,771,252	6,953,638
Oakmark Equity and Income Fund; Class I Shares	6,259,268	6,878,293
American Funds EuroPacific Growth R4 Fund	6,327,783	6,451,138
Vanguard 500 Index Fund *	5,982,161	4,195,771

*	Represents less than 5% of total net assets as of December 31, 2009.
During 2010, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

Appreciation of investments at fair value, as determined by quoted market prices
CTS Corporation common stock	$603,151
Mutual funds	7,532,634

$8,135,785

Note 7: Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
Note 8: Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. In January, 2011, the Plan requested a new IRS determination letter. No response has been received to date approving the current Plan’s qualified status. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2007.
Note 9: Party-In-Interest Transactions
Certain Plan investments held at December 31, 2010 and 2009 are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, certain Plan investments at December 31, 2010 and 2009 contain shares of CTS Corporation common stock. At December 31, 2010 and 2009, fair value of the shares of common stock was $4,512,701 and $4,282,949, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.
The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.
Certain Plan investments at December 31, 2010 and 2009 were managed by agents of the trustee.
Note 10: Fair Value of Plan Assets
ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value under a fair value hierarchy. Three levels of inputs may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds, and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan does not hold any Level 2 securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan does not hold any Level 3 securities.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009
The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2010 and 2009:

		2010
		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common stock
Technology	$4,512,701	$4,512,701
Mutual funds
Fixed income
Intermediate-term bond	$10,167,919	$10,167,919
Balanced
Target-date	$11,862,102	$11,862,102
Moderate allocation	$6,259,268	$6,259,268
U.S. equity
Large-cap value	$3,949,744	$3,949,744
Large-cap blend	$7,715,270	$7,715,270
Large-cap blend — index	$5,982,161	$5,982,161
Large-cap growth	$15,344,732	$15,344,732
Mid-cap value	$196,492	$196,492
Mid-cap blend	$3,924,134	$3,924,134
Mid-cap blend — index	$903,211	$903,211
Mid-cap growth	$1,134,138	$1,134,138
Small-cap blend	$322,306	$322,306
Small-cap blend — index	$2,799,265	$2,799,265
International equity
International value	$859,129	$859,129
International blend — index	$1,734,827	$1,734,827
International growth	$6,327,783	$6,327,783
Money market funds	$17,028,642	$17,028,642

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2010 and 2009

		2009
		(As adjusted — see Note 3)
		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common stock
Technology	$4,282,949	$4,282,949
Mutual funds
Fixed income
Intermediate-term bond	$9,577,675	$9,577,675
Balanced
Target-date	$9,273,618	$9,273,618
Moderate allocation	$6,878,293	$6,878,293
U.S. equity
Large-cap value	$3,541,977	$3,541,977
Large-cap blend	$7,532,204	$7,532,204
Large-cap blend — index	$4,195,771	$4,195,771
Large-cap growth	$15,301,450	$15,301,450
Mid-cap value	$84,143	$84,143
Mid-cap blend	$3,336,720	$3,336,720
Mid-cap blend — index	$507,298	$507,298
Mid-cap growth	$651,980	$651,980
Small-cap blend	$160,122	$160,122
Small-cap blend — index	$2,058,343	$2,058,343
International equity
International value	$729,016	$729,016
International blend — index	$938,311	$938,311
International growth	$6,451,138	$6,451,138
Money market funds	$18,886,848	$18,886,848
Note 11: Reconciliation of Financial Statements to Form 5500
Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting $47,006 and $18,432 of delinquent loans as deemed distributions in Form 5500 for 2010 and 2009, respectively, and as notes receivable from participants in the accompanying statements of net assets available for benefits.
Note 12: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 13: Nonexempt Transaction
Defined contribution plans are required to remit employee contributions to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions are withheld by the employer. While the Company remitted all employee contributions to the Plan, contributions of $670 were not remitted within the required time period for the year ended December 31, 2010.

CTS Corporation Retirement Savings Plan
Schedule H, line 4a — Schedule of Delinquent Participant Contributions
December 31, 2010

Total that Constitute Nonexempt Prohibited Transactions
Participant				Total Fully
Contributions		Contributions	Contributions	Corrected
Transferred Late	Contributions Not	Corrected Outside	Pending Correction	Under VFCP and
to Plan	Corrected	VFCP	in VFCP	PTE 2002-51

$670			$670

CTS Corporation Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		Description of Investments
	Identify of Issue	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,
	or Similar Party	Par or Maturity Value	Fair Value

*	Vanguard Prime Money Market Fund	Money Market Fund (17,028,642 shares)	$17,028,642

*	CTS Corporation	CTS Corporation Common Stock, no par value (408,020 shares)	4,512,701

	American Funds EuroPacific Growth R4 Fund	Mutual Fund (155,550 shares)	6,327,783
	American Funds Fundamental R4 Fund	Mutual Fund (210,570 shares)	7,715,270
	American Funds Growth Fund of America R4 Fund	Mutual Fund (283,984 shares)	8,573,480
	Fidelity Value Fund	Mutual Fund (2,861 shares)	196,492
	GAMCO Growth Fund	Mutual Fund (215,714 shares)	6,771,252
	Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund (31,330 shares)	1,134,138
	Oakmark Equity and Income Fund	Mutual Fund (225,641 shares)	6,259,268
	Royce Pennsylvania Mutual Investment Fund	Mutual Fund (27,666 shares)	322,306
	PIMCO Total Return Fund	Mutual Fund (937,135 shares)	10,167,919
	Royce Premier Fund	Mutual Fund (195,522 shares)	3,924,134
	T. Rowe Price Equity Income Fund	Mutual Fund (166,726 shares)	3,949,744
*	Vanguard 500 Index Fund	Mutual Fund (51,651 shares)	5,982,161
*	Vanguard International Value Fund	Mutual Fund (26,714 shares)	859,129
*	Vanguard Mid-Cap Index Fund	Mutual Fund (44,471 shares)	903,211
*	Vanguard Small-Cap Index Fund	Mutual Fund (80,554 shares)	2,799,265
*	Vanguard Target Retirement 2005 Fund	Mutual Fund (51,489 shares)	603,966
*	Vanguard Target Retirement 2010 Fund	Mutual Fund (45,855 shares)	1,023,027
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (206,744 shares)	2,567,760
*	Vanguard Target Retirement 2020 Fund	Mutual Fund (123,746 shares)	2,734,797
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (171,323 shares)	2,162,097
*	Vanguard Target Retirement 2030 Fund	Mutual Fund (52,177 shares)	1,131,189
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (64,509 shares)	844,426
*	Vanguard Target Retirement 2040 Fund	Mutual Fund (14,502 shares)	311,802
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (7,082 shares)	95,604
*	Vanguard Target Retirement 2050 Fund	Mutual Fund (6,818 shares)	145,903
*	Vanguard Target Retirement 2055 Fund	Mutual Fund (59 shares)	1,335
*	Vanguard Target Retirement Income Fund	Mutual Fund (21,294 shares)	240,196
*	Vanguard Total International Stock Index Fund	Mutual Fund (110,078 shares)	1,734,827

			79,482,481

*	Participant loans	Interest rates ranging from 5.25% to 11.5%, due from January 24, 2002 to December 17, 2020 (338 Loans)	1,993,989

		Total Assets	$103,017,813

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION Retirement Savings Plan
By:	/s/ Richard G. Cutter
	Name:	Richard G. Cutter
CTS Corporation Vice President, Law and Business Affairs, Corporate Secretary

Date: June 28, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23(a)	Consent of BKD, LLP